UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Italian Operator NGI Selects Alvarion® for WiMAX™ Network Expansion. Dated May 11, 2010	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 11, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Contacts
Efrat Makov,	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Italian Operator NGI Selects Alvarion® for WiMAX™ Network Expansion

Network expansion of over $4 Million using Alvarion’s BreezeMAX® Extreme 802.16e solution to enable broadband services in underserved areas of Italy

Tel Aviv, Israel, May 11, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G WiMAX and wireless broadband solutions, today announced that NGI, part of the BT Italia Group, is expanding its network using Alvarion’s BreezeMAX® Extreme 5000, the industry’s first 802.16e WiMAX solution for license-exempt frequency. NGI’s network, operating in the 5.4 GHz license-exempt band, provides high-speed broadband services to Italian residential and business customers in underserved areas.

NGI has offered successful broadband services to Italian residential and business customers since 1999 and currently provides wireless services to twenty thousand customers. The new expansion will occur in Lombardia, Veneto, Emilia Romagna, Liguria, Friuli Venezia Giulia, Valle d’Aosta and Piemonte regions, covering approximately 100,000 square kilometer, targeting the many locations in Italy that are not covered by or receive DSL services. The expansion of the network will be implemented with the BreezeMAX Extreme solution.

“We are confident that the new network based on Alvarion’s 802.16e WiMAX technology will provide significant benefits to the residents of Italy,” said Luca Spada, CEO of NGI. “Alvarion was the natural choice for this expansion, given our excellent experience with their equipment and their leadership position in building WiMAX networks in challenging environments. The BreezeMAX Extreme 5000 provides an attractive business case, giving us the flexibility to increase the network capacity and allow us to add more subscribers per sector with improved quality of service and customer experience.”

“We are excited to expand our long-standing partnership with NGI. As an industry leader in WiMAX and wireless broadband, Alvarion is committed to help operators such as NGI make their networks more profitable and future proof”, said Eran Gorev, president and CEO of Alvarion. “We remain focused on assisting this highly capable, valued customer bring broadband services to a large subscriber base in northern Italy, and will continue to enhance their network together with them to deliver advanced features and expanded capacity.”

Alvarion’s innovative BreezeMAX Extreme solution brings standardized WiMAX 802.16e technology benefits to the license-exempt frequency bands enabling a superior business case. It provides an enhanced quality of service and security in very challenging interference prone frequencies, features highly desired by the broadband wireless industry but never available before.

About NGI

1.           NGI Spa, Italy, part of BT Italia Group, has been operating as Internet Service Provider since 1999, offering services at a national level. NGI is a flexible and innovative ISP, maintaining its leading position in the telecommunications market. The services provided by NGI access to broadband Internet, VoIP and value-added services such as a dedicated server, virtual domains and hosting and mailbox.

About Alvarion

Alvarion (NASDAQ:ALVR) is a global leader in 4G wireless communications with the industry’s most extensive customer base with hundreds of commercial WiMAX deployments. Alvarion’s industry leading solutions enable true open 4G and vertical applications for service providers and enterprises. Through an OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in WiMAX license allocation in certain countries; the failure of the market for WIMAX products to develop as anticipated; potential impact on our business of the current global recession, Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the inability of Alvarion to implement its  strategic initiatives to enable it to more effectively capitalize on market opportunities; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.